Exhibit I

CPLP

Financial Results for the six-month period ended June 30, 2019

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2019 and 2018 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the six-month periods ended June 30,
	2019	2018
Income Statement Data
Revenues	54,234	57,533
Revenues - related party	—	701

Total Revenues	54,234	58,234

Expenses:
Voyage expenses	1,126	5,463
Vessel operating expenses	11,139	14,030
Vessel operating expenses - related party	1,928	2,162
General and administrative expenses	1,987	3,186
Vessel depreciation and amortization	14,475	17,175

Operating income	23,579	16,218

Other income / (expense), net:
Interest expense and finance cost	(9,034)	(9,565)
Other income	720	511

Total other expense, net	(8,314)	(9,054)

Partnership’s net income from continuing operations	15,265	7,164

Preferred unit holders’ interest in Partnership’s net income from continuing operations	8,996	5,550
General Partner’s interest in Partnership’s net income from continuing operations	118	30
Common unit holders’ interest in Partnership’s net income from continuing operations	6,151	1,584

Partnership’s net (loss) / income from discontinued operations	(146,738)	2,123

Partnership’s net (loss) / income	(131,473)	9,287

Net income from continuing operations per:
Common unit, basic and diluted	0.34	0.09
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from discontinued operations per:
Common unit, basic and diluted	(7.92)	0.11
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from operations per:
Common unit, basic and diluted	(7.58)	0.20
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241

	As of June 30, 2019	As of December 31, 2018
Balance Sheet Data (at end of period/year)
Assets
Current assets
Cash and cash equivalents	57,560	21,203
Trade accounts receivable, net	7,387	16,126
Prepayments and other assets	1,644	2,017
Inventories	1,487	1,516
Claims	230	—
Current assets from discontinued operations	—	23,698

Total current assets	68,308	64,560

Fixed assets
Vessels, net	571,790	586,100

Total fixed assets	571,790	586,100

Other non-current assets
Above market acquired charters	53,524	60,655
Restricted cash	5,500	16,996
Prepayments and other assets	5,105	2,466
Non-current assets from discontinued operations	—	654,468

Total non-current assets	635,919	1,320,685

Total assets	704,227	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	29,737	37,479
Trade accounts payable	7,930	14,348
Due to related parties	2,200	17,742
Accrued liabilities	8,665	16,740
Deferred revenue, current	2,886	7,315
Current liabilities from discontinued operations	—	21,535

Total current liabilities	51,418	115,159

Long-term liabilities
Long-term debt, net	244,121	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations	—	134,744

Total long-term liabilities	244,121	388,772

Total liabilities	295,539	503,931

Commitments and contingencies
Partners’ capital	408,688	881,314

Total liabilities and partners’ capital	704,227	1,385,245

Limited Partners’ units outstanding:
• Common (2018 common units outstanding were adjusted for the reverse split 1:7 in March 2019)	18,178,100	18,178,100
• Class B Convertible Preferred	—	12,983,333
Distributions declared and paid per:
• Common (2018 & February 2019, distributions declared and paid were adjusted for the reverse split 1:7 in March 2019)	0.63	2.24
• Class B Convertible Preferred	0.42	0.86

Our Fleet

The following table summarizes the current employment of our fleet:

Vessel Name	Time Charter (Years)	Commencement of Charter	Charterer	Gross Daily Hire Rate
M/V Archimidis (1)	2 TC	05/2018	Mediterranean Shipping Company S.A. (“MSC”)	$18,000
M/V Agamemnon (2)	4.5 TC	09/2019	MSC	$23,000
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk	$42,200
M/V Hyundai Prestige (3)	12 TC	02/2013	Hyundai Merchant Marine Co. Ltd (“HMM”)	$23,480
M/V Hyundai Premium (3)	12 TC	03/2013	HMM	$23,480
M/V Hyundai Paramount (3)	12 TC	04/2013	HMM	$23,480
M/V Hyundai Privilege (3)	12 TC	05/2013	HMM	$23,480
M/V Hyundai Platinum (3)	12 TC	06/2013	HMM	$23,480
M/V Akadimos (renamed CMA CGM Amazon)(4)	5 TC	06/2015	CMA CGM	$39,250
M/V Adonis (renamed CMA CGM Uruguay)(4)	5 TC	09/2015	CMA CGM	$39,250
M/V Anaxagoras (renamed CMA CGM Magdalena)(4)	5 TC	02/2016	CMA CGM	$39,250

(1)

In June 2019, the vessel-owning company of M/VArchimidis agreed to extend its current time charter with MSC at a gross daily rate of $23,000. The new charter rate is expected to commence at the end of the fourth quarter of 2019 or early in the first quarter of the year 2020 upon completion of the vessel’s previously announced installation of exhaust gas cleaning systems, also known as “scrubbers.” The time charter extension is expected to expire at the earliest in February 2024.

(2)

In June 2019, the vessel-owning company of the M/V Agamemnon entered into a new long-term time charter agreement with MSC at a gross daily rate of $23,000 which commenced in September, 2019 upon completion of the vessel’s previously announced installation of scrubbers. The charter is set to expire at the earliest in February 2024.

(3)

On July 15, 2016, each of the five companies owning the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019 (the “Charter Reduction Period”). The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter. In October 2018, we entered into a series of agreements with HMM to increase the daily charter rate under each of the five charters we have with HMM by $4,900 in light of the expenditure we incurred in connection with the installation of scrubbers. Accordingly, the daily charter rate will further increase to $34,250, once the scrubbers are installed, until the expiry of each charter.

(4)	Renamed for the duration of the charter for this vessel.

Recent Developments

Transaction with DSS Holdings L.P.

On November 27, 2018, we entered into a definitive transaction agreement with DSS Holdings L.P. (“DSS”), pursuant to which we agreed to combine our crude and product tanker business (the “Tanker Business”) with DSS’s businesses and operations in a share-for-share transaction (the “DSS Transaction”). The DSS Transaction was completed on March 27, 2019.

In connection with the DSS Transaction, among other things:

•	we established a number of entities for the implementation of the DSS Transaction, including Athena Spin Co Inc. (renamed Diamond S Shipping Inc. or “Diamond S”);

•

we spun off Diamond S, holding all of our 25 crude and product tankers, by way of pro rata distribution of the outstanding shares of common stock of Diamond S to the holders of our common and general partner units;

•	DSS paid to us, or at our direction, a total amount of $319.7 million;

•	we redeemed and retired all outstanding Class B Convertible Preferred Units at 100% of par value, translating into a total redemption amount of $119.5 million;

•

we amended and prepaid an amount of $89.3 million under the 2017 credit facility and fully repaid all amounts outstanding under our then credit facilities; the aggregate amounts repaid were $146.5 million plus accrued interest and breakage costs;

•

we effected a reverse split of our common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 and the number of general partner units issued and outstanding from 2,439,989 to 348,570;

•

we agreed with Capital Ship Management Corp. (“CSM” or the “Manager”) to terminate the commercial and technical management agreement, dated as of March 17, 2010, as all vessels covered by this agreement were spun off as part of Diamond S; and

•

we agreed with CSM to amend the floating rate management agreement, dated June 10, 2011, between us to reflect that all tankers vessels owned by us were part of our spun off Tanker Business would no longer be managed under this agreement.

Change of Manager. In August 2019 we completed the process of changing the manager of our vessels from CSM to Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis. The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with CSM. M/V Cape Agamemnon will remain under the management of CSM under our floating fee management agreement with CSM.

Adoption of an amended and restated omnibus incentive compensation plan

As of December 31, 2018, all restricted units issuable under our Omnibus Incentive Compensation Plan (the “Plan”) had been issued. In July 2019, the Board of Directors (the “Board”) adopted an amended and restated Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. To date no such restricted units have been issued to any person or entity under the Plan.

Quarterly Common Unit Cash Distribution

On May 3, 2019, the Board declared a cash distribution of $0.315 per common unit for the first quarter of 2019, which was paid on May 15, 2019 to common unit holders of record on May 13, 2019.

On July 23, 2019, the Board declared a cash distribution of $0.315 per common unit for the second quarter of 2019, which was paid on August 15, 2019 to common unit holders of record on August 2, 2019.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks that may affect our distributions, see “Item 3. Key Information—D. Risk Factors”, including in particular the risk factor entitled “We cannot assure you that we will pay any distributions on our units ” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2019.

Fleet Employment

Currently we own a fleet of 11 vessels, consisting of ten Neo-Panamax container vessels and one Dry-bulk vessel.

•

In June 2019, the vessel-owning company of M/V Agamemnon entered into a new long-term time charter agreement with MSC at a gross daily rate of $23,000, which commenced in September, 2019 upon completion of the vessel’s previously announced scrubber installation. The charter is expected to expire at the earliest in February 2024.

•

In June 2019 the vessel-owning company of M/V Archimidis agreed to extend its current time charter with MSC at a gross daily rate of $23,000. The new charter rate is expected to commence at the end of the fourth quarter of 2019 or early in the first quarter of 2020, upon completion of the vessel’s previously announced scrubber retrofit. The time charter extension will expire at the earliest in February 2024.

As of the date of this report, our charter coverage for the rest of 2019 and 2020 is 100.0 % and 91.1%, respectively.

CMA CGM Amazon settlement:

In September 2019, one of our subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/V CMA CGM Amazon for oil record book violations. Under the terms of the agreement, the subsidiary pled guilty to oil record book violations with respect to the M/V CMA CGM Amazon. The subsidiary shall pay a fine of up to $500,000 and was placed on probation for 30 months. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. The subsidiary is also required to implement an environmental compliance plan in connection with the settlement.

Change of ownership of our General Partner

Our General Partner is a private company initially formed and controlled by Capital Maritime and Trading Corp. (“Capital Maritime”). In April 2019, Capital Maritime transferred all membership interests in our General Partner to Mr. Miltiadis E. Marinakis as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Mr. Miltiadis E. Marinakis, born in 1999, is the son of Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2018, filed on April 26, 2019, regarding the factors affecting our future results of operations.

Results of Operations

Six-Month Period Ended June 30, 2019 Compared to the Six-Month Period Ended June 30, 2018

Our results of operations for the six-month periods ended June 30, 2019 and 2018 differ primarily due to:

•	the decrease in the average number of vessels in our fleet by 1.6 vessels following the disposal of the M/T Amore Mio II and the M/T Aristotelis on October 15 and April 25, 2018 respectively; and

•

lower interest costs incurred as a result of a decrease in the average outstanding debt during the six-month period ended June 30, 2019 compared to the corresponding period in 2018, partly offset by an increase in the LIBOR weighted average interest rate.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $54.2 million for the six-month period ended June 30, 2019, compared to $58.2 million for the six-month period ended June 30, 2018. The decrease of $4.0 million was primarily a result of the decrease in the average number of vessels in our fleet by 1.6 vessels during the six-month period ended June 30, 2019, partly offset by the higher average charter rates earned by certain of our vessels and the decrease in off-hire days incurred compared to the corresponding period in 2018. For the six-month periods ended June 30, 2019 and 2018, related party revenues amounted to $0 and $0.7 million, respectively, as no vessels were chartered by Capital Maritime during the six-month period ended June 30, 2019 compared to 0.4 vessels chartered in the corresponding period in 2018. Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2019, HMM and CMA CGM accounted for 41% and 38% of our total revenues from continuing operations, respectively.

Voyage Expenses

Total voyage expenses amounted to $1.1 million for the six-month period ended June 30, 2019, compared to $5.5 million for the six-month period ended June 30, 2018. The decrease of $4.4 million was primarily attributable to the decrease in the number of voyage charters as one of our vessels, the M/T Amore Mio II, was operated under voyage charters during the six-month period ended June 30, 2018, compared to none for the corresponding period in 2019. Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters are paid by us.

Vessel Operating Expenses

For the six-month period ended June 30, 2019 our total vessel operating expenses amounted to $13.1 million, compared to $16.2 million for the six-month period ended June 30, 2018. The $3.1 million decrease in total vessel operating expenses primarily reflects the decrease in the number of vessels in our fleet incurring operating expenses, following the disposal of the M/T Amore Mio II and the M/T Aristotelis on October 15 and April 25, 2018 respectively.

Total vessel operating expenses for the six-month period ended June 30, 2019 include expenses of $1.9 million incurred under the management agreements we have with CSM, compared to $2.2 million during the six-month period ended June 30, 2018.

General and Administrative Expenses

General and administrative expenses amounted to $2.0 million for the six-month period ended June 30, 2019, compared to $3.2 million for the six-month period ended June 30, 2018. The decrease of $1.2 million was mainly due to the vesting of awards under the Plan in December 2018. As of June 30, 2019 there were no incentive awards outstanding under the Plan. General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded partnership.

Vessel Depreciation and Amortization

Vessel depreciation and amortization decreased to $14.5 million for the six-month period ended June 30, 2019, compared to $17.2 million for the six-month period ended June 30, 2018. The $2.7 million decrease in vessel depreciation and amortization primarily reflects the decrease in the number of vessels in our fleet.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2019 amounted to $8.3 million, compared to $9.1 million for the six-month period ended June 30, 2018. The decrease of $0.8 million reflects lower interest costs incurred as a result of a decrease in the average outstanding debt for the six-month period ended June 30, 2019 compared to the corresponding period in 2018, partly offset by an increase in the LIBOR weighted average interest rate.

The weighted average interest rate on the loan outstanding under our credit facility for the six-month period ended June 30, 2019 was 6.0%, compared to 5.2% for the corresponding period in 2018. See also Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Partnership’s Net Income

As a result of the factors described above, the Partnership’s net income for the six-month period ended June 30, 2019 amounted to $15.3 million, compared to $7.2 million for the six-month period ended June 30, 2018.

Liquidity and Capital Resources

As of June 30, 2019, total cash and cash equivalents amounted to $63.1 million including restricted cash under our credit facility of $5.5 million. As of June 30, 2019, there were no undrawn amounts under the terms of our credit facility.

Generally, our primary sources of funds have been cash from operations, bank borrowings and, depending on our access to the capital markets, securities offerings.

Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at rates similar to those under their current charters or we might trade certain of our vessels in the spot market, which translate into revenues that are inherently more volatile. As a result, our future cash flows from operations may be affected. Cash flows from operations may be further affected by other factors described in our Annual Report on Form 20-F for the year ended December 31, 2018 in “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our “available cash” (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and, depending on our access to the capital markets, securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness under our credit facility. Since 2011, the Board has elected not to provision cash reserves for estimated replacement capital expenditures. Therefore, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime or acquisitions from third parties, and to pay our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, the Board took the decision to protect our liquidity position by creating a capital reserve and setting distributions at a level that our Board believes to be sustainable and consistent with the proper conduct of our business. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including making quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2018 for further information on our cash distribution policy.

Pursuant to the DSS Transaction, we prepaid an amount of $89.3 million under the 2017 credit facility and fully repaid all amounts outstanding under the Aristaios credit facility and the 2015 credit facility. The aggregate amounts repaid were $146.5 million plus accrued interest and breakage costs.

In March 2019, in connection with the DSS Transaction, we entered into a Deed of Amendment and Restatement agreement with our 2017 credit facility lenders. According to this agreement the amended 2017 credit facility is payable in 19 equal quarterly installments of $7.7 million beginning in April 2019 in addition to a balloon installment of $139.1 million, which is payable together with the final quarterly installment in the fourth quarter of 2023. All other terms and conditions remained unchanged.

During the six-month period ended June 30, 2019 we repaid the amount of $17.3 million in line with the amortization schedule of our 2017 credit facility.

The table below presents our principal repayment schedule under our 2017 credit facility, as of June 30, 2019:

For the twelve-month periods ending June 30,	2020	2021	2022	2023	2024	Total
2017 credit facility	30.8	30.8	30.8	30.8	154.6	277.8

Total	30.8	30.8	30.8	30.8	154.6	277.8

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. For the twelve-month period ending June 30, 2020, we anticipate that eight of our vessels will undergo special survey.

As of June 30, 2019, total partners’ capital amounted to $408.7 million, a decrease of $472.6 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the completion of the DSS Transaction, distributions declared and paid in the total amount of $17.1 million for the first half of 2019 and the total net loss of $131.5 million for the period (including an impairment charge of $149.6 million related to the DSS Transaction).

Subject to shipping and charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the six-month periods ended June 30,
	2019	2018
Net Cash Provided by Operating Activities	$12.8	$31.2
Net Cash (Used in) / Provided by Investing Activities	$(3.0)	$29.1
Net Cash Used in Financing Activities	$(152.0)	$(57.4)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $12.8 million for the six-month period ended June 30, 2019 compared to $31.2 million for the six-month period ended June 30, 2018. The decrease of $18.4 million was mainly attributable to an increase in the amounts we reimbursed our Manager for expenses paid on our behalf and by an increase in payments for operating and other expenses partly offset by a decrease in our trade receivables due to increased collections.

Net Cash Used in / Provided By Investing Activities

Net cash used in / provided by investing activities refers primarily to cash used for vessel improvements, including equipment for ballast water treatment systems and scrubbers, and cash provided by proceeds from the sale of vessels. Net cash used in investing activities for the six-month period ended June 30, 2019 amounted to $3.0 million compared to net cash provided by investing activities of $29.1 million during the six-month period ended June 30, 2018. The decrease of $32.1 million in net cash flows from investing activities, was primarily attributable to (a) the net proceeds from the sale of the M/T Aristotelis of $29.4 million during the six-month period ended June 30, 2018 compared to the corresponding period in 2019 during which we did not dispose any vessel and (b) the cash used for vessel improvements including advances relating to the purchase of ballast water treatment systems and scrubbers equipment amounting to $3.0 million during the six-month period ended June 30, 2019 compared to $0.3 million for the corresponding period in 2018.

Net Cash Used in Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2019, was $152.0 million compared to $57.4 million for the six-month period ended June 30, 2018. The increase of $94.6 million in net cash used in financing activities was mainly attributable to the redemption of all outstanding Class B convertible preferred units for the amount of $116.9 million, which occurred in the six-month period ended June 30, 2019 partially offset by (a) the decrease in amortization payments of long-term debt by $13.8 million following, (b) the prepayment of $89.3 million and the consequent amendment of the repayment schedule of our 2017 credit facility and (c) the reduction by $9.2 million in distributions paid to our unit holders during the six-month period ended June 30, 2019 compared to the corresponding period in 2018.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2019, total borrowings of $277.8 million were outstanding under our 2017 credit facility. As of December 31, 2018, our total borrowings relating to continuing operations were $295.1 million.

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 of our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description above in “Liquidity and Capital Resources”.

As of June 30, 2019 and December 31, 2018, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facility and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facility are secured by our vessels, and if we are unable to repay debt under the credit facility, the lenders could seek to foreclose on those assets.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2018. The global economic downturn that has occurred in the last several years has had an adverse effect on vessel values, and economic conditions remain fragile with significant uncertainty surrounding future prospects and long-term economic growth effects. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facility. A decline in the market value of our vessels could also affect our ability to refinance our credit facility and/or limit our ability to obtain additional financing. A decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our credit facility.

Off-Balance Sheet Arrangements

As of June 30, 2019, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2018.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	57,560	21,203
Trade accounts receivable, net	7,387	16,126
Prepayments and other assets	1,644	2,017
Inventories	1,487	1,516
Claims	230	—
Current assets from discontinued operations (Note 4)	—	23,698

Total current assets	68,308	64,560

Fixed assets
Vessels, net (Note 6)	571,790	586,100

Total fixed assets	571,790	586,100

Other non-current assets
Above market acquired charters (Note 7)	53,524	60,655
Restricted cash	5,500	16,996
Prepayments and other assets	5,105	2,466
Non-current assets from discontinued operations (Note 4)	—	654,468

Total non-current assets	635,919	1,320,685

Total assets	704,227	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 8)	29,737	37,479
Trade accounts payable	7,930	14,348
Due to related parties (Note 5)	2,200	17,742
Accrued liabilities	8,665	16,740
Deferred revenue, current	2,886	7,315
Current liabilities from discontinued operations (Note 4)	—	21,535

Total current liabilities	51,418	115,159

Long-term liabilities
Long-term debt, net (Note 8)	244,121	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations (Note 4)	—	134,744

Total long-term liabilities	244,121	388,772

Total liabilities	295,539	503,931

Commitments and contingencies (Note 12)

Total partners’ capital	408,688	881,314

Total liabilities and partners’ capital	704,227	1,385,245

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six - month periods ended June 30,
	2019	2018
Revenues	54,234	57,533
Revenues – related party (Note 5)	—	701

Total revenues (Note 3)	54,234	58,234

Expenses:
Voyage expenses	1,126	5,463
Vessel operating expenses	11,139	14,030
Vessel operating expenses - related party (Note 5)	1,928	2,162
General and administrative expenses (Note 5)	1,987	3,186
Vessel depreciation and amortization (Note 6)	14,475	17,175

Operating income	23,579	16,218

Other income / (expense), net:
Interest expense and finance cost	(9,034)	(9,565)
Other income	720	511

Total other expense, net	(8,314)	(9,054)

Partnership’s net income from continuing operations	15,265	7,164

Preferred unit holders’ interest in Partnership’s net income from continuing operations	8,996	5,550
General Partner’s interest in Partnership’s net income from continuing operations	118	30
Common unit holders’ interest in Partnership’s net income from continuing operations	6,151	1,584

Partnership’s net (loss) / income from discontinued operations (Note 4)	(146,738)	2,123

Partnership’s net (loss) / income	(131,473)	9,287

Net income from continuing operations per (Note 11):
Common unit, basic and diluted	0.34	0.09
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from discontinued operations per:
Common unit, basic and diluted	(7.92)	0.11
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241
Net (loss) / income from operations per:
Common unit, basic and diluted	(7.58)	0.20
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2018	16,427	806,472	110,506	933,405

Partnership’s net income	71	3,666	5,550	9,287
Dividends declared and paid (Note 10)	(390)	(20,360)	(5,550)	(26,300)
Equity compensation expense	—	466	—	466

Balance at June 30, 2018	16,108	790,244	110,506	916,858

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2019	15,436	755,372	110,506	881,314

Partnership’s net (loss) / income	(2,643)	(137,826)	8,996	(131,473)
Dividends declared and paid (Note 10)	(220)	(11,452)	(5,427)	(17,099)
Distribution of Diamond S Shipping Inc. stock to Partnership’s unitholders (Note 1)	(3,945)	(206,034)	—	(209,979)
Redemption of Class B Convertible Preferred Units (Notes 1 and 10)	—	—	(114,075)	(114,075)

Balance at June 30, 2019	8,628	400,060	—	408,688

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month periods ended June 30,
	2019	2018
Cash flows from operating activities of continuing operations:
Net income from continuing operations	15,265	7,164
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization (Note 6)	14,475	17,175
Amortization of deferred financing costs	543	740
Amortization of above market acquired charters (Note 7)	7,131	7,131
Equity compensation expense	—	466
Changes in operating assets and liabilities:
Trade accounts receivable, net	8,739	(2,491)
Prepayments and other assets	644	(799)
Insurance claims	(230)	—
Inventories	29	(270)
Trade accounts payable	(5,726)	6,488
Due to related parties	(15,542)	(530)
Accrued liabilities	(8,024)	1,308
Deferred revenue	(4,525)	(5,151)

Net cash provided by operating activities of continuing operations	12,779	31,231

Cash flows from investing activities of continuing operations:
Vessel improvements (Note 6)	(2,974)	(277)
Proceeds from sale of vessel	—	29,400

Net cash (used in) / provided by investing activities of continuing operations	(2,974)	29,123

Cash flows from financing activities of continuing operations:
Deferred financing costs paid	(770)	(72)
Payments of long-term debt (Note 8)	(17,326)	(31,077)
Redemption of Class B unit holders (Note 10)	(116,850)	—
Dividends paid (Note 10)	(17,099)	(26,300)

Net cash used in financing activities of continuing operations	(152,045)	(57,449)

Net (decrease) / increase in cash, cash equivalents and restricted cash from continuing operations	(142,240)	2,905

Cash flows from discontinued operations
Operating activities	9,247	16,728
Investing activities	(374)	(40,222)
Financing activities	158,228	(9,744)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	167,101	(33,238)

Net increase / (decrease) in cash, cash equivalents and restricted cash	24,861	(30,333)

Cash, cash equivalents and restricted cash at beginning of period	38,199	71,297

Cash, cash equivalents and restricted cash at end of period	63,060	40,964

Supplemental cash flow information
Cash paid for interest	12,202	11,747
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	275	808
Capitalized dry docking costs included in liabilities	11	1,097
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	—	43,958
Sale of vessel expenses included in liabilities	—	538
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	57,560	23,475
Restricted cash - Non-current assets	5,500	17,489

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	63,060	40,964

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. The Partnership currently owns a fleet of eleven high specification vessels consisting of ten Neo Panamax container carrier vessels and one Capesize bulk carrier. Its vessels are capable of carrying a wide range of dry cargoes, as well as containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

TRANSACTION WITH DSS HOLDINGS L.P.

On November 27, 2018, the Partnership entered into a definitive transaction agreement with DSS Holdings L.P. (“DSS”), pursuant to which the Partnership agreed to combine its crude and product tanker business (the “Tanker Business”) with DSS’s businesses and operations in a share-for-share transaction (the “DSS Transaction”). The DSS Transaction was completed on March 27, 2019.

In connection with the DSS Transaction, among other things:

•	the Partnership established a number of entities for the implementation of the DSS Transaction, including Athena SpinCo Inc. (renamed Diamond S Shipping Inc. or “Diamond S”);

•

the Partnership spun off Diamond S, holding all of its 25 crude and product tankers, by way of pro rata distribution of the outstanding shares of common stock of Diamond S to the holders of the Partnership’s common and general partner units;

•	DSS paid to the Partnership, or at its direction, a total amount of $319,651;

•	the Partnership redeemed and retired all outstanding Class B Convertible Preferred Units at 100% of par value, translating into a total redemption amount of $119,502 (Note 10);

•

the Partnership amended and prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility; the aggregate amounts repaid were $146,517 plus accrued interest and breakage costs;

•

the Partnership effected a reverse split of its common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 common units and the number of general partner units issued and outstanding from 2,439,989 to 348,570 general partner units;

•

the Partnership and Capital Ship Management Corp. (“CSM” or the “Manager”) agreed to terminate the commercial and technical management agreement, dated as of March 17, 2010, between them as all vessels covered by this agreement were spun off as part of Diamond S; and

•

the Partnership and CSM agreed to amend the floating rate management agreement, dated June 10, 2011, between them to reflect that all tankers vessels owned by the Partnership were part of its Tanker Business which spun off would no longer be managed under this agreement.

In accordance with Accounting Standards Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, the assets and liabilities, results of operations and cash flows of the Tanker Business are reported as discontinued operations for all periods presented (Note 4).

In addition all per unit data in these unaudited condensed consolidated financial statements has been retrospectively adjusted to reflect the impact of the one-for-seven reverse unit split the Partnership effected on March 27, 2019 in connection with DSS Transaction (Note 10).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2018, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2019.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2018 (the “Consolidated Financial Statements for the year ended December 31, 2018”).

Changes in Accounting Policies

ASU 2016-02- Leases (Topic 842): The Partnership adopted this standard for the reporting period commencing on January 1, 2019 and elected the practical expedient under ASU 2018-11 for the vessels under time charter agreements. Furthermore, the Partnership applied the transition provisions of ASU 2016-02 at its adoption date, rather than the earliest comparative period presented in the financial statements, as permitted by ASU 2018-11. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The lease component is the predominant component and the Partnership accounts for the combined component as an operating lease in accordance with Topic 842. The Partnership applied Topic 842 with no significant impact on its financial statements and as a result no adjustment was posted in the Partnership’s opening retained earnings as of January 1, 2019. Please refer to Note 3 for further details.

3. Recognition of revenue from continuing operations

The following table shows the revenues from continuing operations earned from time and voyage charters contracts for the six-month period ended June 30, 2019 and 2018:

	For the six-month period ended June 30,
	2019	2018
Time charters (operating leases)	$54,234	$52,763
Voyage charters (accounted for under Accounting Standard Codification (“ASC”) 606)	$—	$5,471
Total	$54,234	$58,234

For the six-month period ended June 30, 2019 all of our time charters revenue is accounted for under Topic 842. For the six-month period ended June 30, 2018 all of our time charters revenue is accounted for under ASC 840.

Time charters contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Revenues from time charters are recognized rateably on a straight line basis over the period of the respective charter. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid by the Partnership under time charter agreements.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Partnership elected to not separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a time charter as well as the compensation for expenses for operating and maintaining the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. Both the lease and non-lease components are earned by passage of time.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Discontinued Operations

The Partnership’s discontinued operations relate to the operations of Diamond S, as following the spin-off, the Partnership has no continuing involvement in this business (Note 1).

Summarized selected operating results of the Partnership’s discontinued operations for the six-month periods ended June 30, 2019 and 2018 were as follows:

Major items constituting (loss) / income from discontinued operations	For the six-month periods ended June 30,
	2019*	2018
Revenues	46,245	72,847
Expenses:
Voyage expenses	12,821	12,934
Vessel operating expenses	15,603	34,050
General and administrative expenses	2,220	—
Vessel depreciation and amortization	9,630	19,824
Impairment of vessels	149,578	—
Interest expense and finance cost	3,174	4,035
Other income	(43)	(119)
Net (loss) / income from discontinued operations	(146,738)	2,123

*	represents activity for the period from January 1, 2019 to the date of the completion of the DSS Transaction on March 27, 2019.

As the Partnership spun off its Tanker Business before June 30, 2019, assets and liabilities contributed to the DSS Transaction are no longer included in the unaudited condensed consolidated balance sheet as of June 30, 2019. Balance sheet information of the Partnership’s discontinued operations as of December 31, 2018 was as follows:

Carrying amounts of major classes of assets included as part of discontinued operations	As of December 31, 2018
Cash	10,000
Inventories	7,183
Prepayments and other assets	6,515

Total major classes of current assets of the discontinued operations	23,698

Vessels	643,682
Deferred charges	2,220
Above market acquired charters	7,531
Prepayments and other assets, non-current	1,035

Total major classes of non-current assets of the discontinued operations	654,468

Total major classes of assets of the discontinued operations	678,166

Carrying amounts of major classes of liabilities included as part of discontinued operations
Current portion of long-term debt, net	14,869
Deferred revenue	1,611
Trade accounts payables and accrued liabilities	5,055

Total major classes of current liabilities of the discontinued operations	21,535

Long-term debt, net	134,744

Total major classes of long-term liabilities of the discontinued operations	134,744

Total major classes of liabilities of the discontinued operations	156,279

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Transactions with related parties

The Partnership and its subsidiaries have related party transactions with CSM and the Partnership’s general partner, Capital GP L.L.C. (“CGP”) arising from certain terms of the following management and administrative services agreements.

1.

Management agreement: Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month period ended June 30, 2019 and 2018 management fees under the management agreement amounted to $1,928 and $2,162, respectively and are included in “Vessel operating expenses – related party” in the unaudited condensed consolidated statements of comprehensive (loss) / income.

2.

Administrative and executive services agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. In addition, the Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive (loss) / income. In December 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016 and according to which CGP also provides certain executive officers services for the management of the Partnership’s business as well as investor relations and corporate support services to the Partnership. For the six-month periods ended June 30, 2019 and 2018 such fees amounted to $940 and $844, respectively, and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive (loss) / income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2019	As of December 31, 2018
Liabilities:
CSM – payments on behalf of the Partnership (a)	1,852	16,638
Management fee payable to CSM (b)	348	1,104

Due to related parties	$2,200	$17,742

Consolidated Statements of Comprehensive (loss)/Income	For the six-month periods ended June 30,
	2019	2018
Revenues (c)	—	701
Vessel operating expenses	1,928	2,162
General and administrative expenses (d)	1,067	963

(a)

Manager - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.

(b)	Management fee payable to CSM: This line item represents the management fee payable to CSM under the Management Agreements the Partnership entered into with the Manager.

(c)

Revenues: The following table includes information regarding the charter agreements included in continuing operations that were in place between the Partnership and Capital Maritime and Trading Corp. (“CMTC”) and its subsidiaries during the six- month period ended June 30, 2018. There were no charter agreements between the Partnership and CMTC and its subsidiaries in place during the six-month period ended June 30, 2019.

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Aristotelis	1.0	01/2017	03/2018	$13.8 ($13.6)

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Fixed assets

Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2019	$728,924	$(142,824)	$586,100

Improvements	165	—	165
Depreciation for the period	—	(14,475)	(14,475)

Balance as at June 30, 2019	$729,089	(157,299)	$571,790

All of the Partnership’s vessels as of June 30, 2019 have been provided as collateral to secure the Partnership’s credit facility.

During the six-month periods ended June 30, 2019 and 2018, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $165 and $257 respectively and were capitalized as part of the vessels’ cost.

During the six-month period ended June 30, 2019, the Partnership paid advances relating to the construction of exhaust gas cleaning systems and ballast water treatment systems that will be installed to certain of its vessels of $2,910, which are included in “Prepayments and other assets” within non-current assets in the unaudited condensed consolidated balance sheets. For the six-month period ended June 30, 2018, the Partnership did not pay any advances relating to the construction of exhaust gas cleaning systems and ballast water treatment systems.

7. Above market acquired charters

Above market charters acquired are amortized using the straight line method as a reduction to revenues over the remaining term of the charters. For the six-month periods ended June 30, 2019 and 2018, revenues were reduced by $7,131 for each period, as a result of the amortization of the above market acquired charters.

An analysis of above market acquired charters is as follows:

Above market acquired charters	Book value
Carrying amount as at January 1, 2019	$60,655
Amortization	(7,131)

Carrying amount as at June 30, 2019	$53,524

As of June 30, 2019, the remaining carrying amount of unamortized above market acquired time charters was $53,524 and will be amortized in future years as follows:

For the twelve-month periods ending June 30,	Amount
2020	$14,397
2021	$8,745
2022	$8,371
2023	$8,371
2024	$8,385
Thereafter	$5,255

Total	$53,524

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Long-Term Debt

As of June 30, 2019 and December 31, 2018 the Partnership’s long-term debt consisted of the following:

Bank loans	As of June 30, 2019	As of December 31, 2018	Margin
(i) Issued in September 2017 maturing in October 2023 (the “2017 credit facility”)	277,792	295,118	3.25%

Total long-term debt	$277,792	$295,118

Less: Deferred loan issuance costs	3,934	3,707

Total long-term debt, net	$273,858	$291,411

Less: Current portion of long-term debt	30,813	38,494
Add: Current portion of deferred loan issuance costs	1,076	1,015

Long-term debt, net	$244,121	$253,932

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2018.

In connection with the DSS Transaction (Note 1), the Partnership prepaid an amount of $89,298 under the 2017 credit facility and fully repaid all amounts outstanding under the 2015 credit facility and the Aristaios credit facility. The aggregate amounts repaid were $146,517 plus accrued interest and breakage costs. The Partnership presents associated amounts of long-term debt outstanding as of December 31, 2018 and interest expense and amortization of deferred loan issuance costs for the six-month periods ended June 30, 2019 and 2018 relating to the Tanker Business contributed in the DSS Transaction within discontinued operations (Note 4).

In March 2019, in connection with the DSS Transaction (Note 1), the Partnership entered into a Deed of Amendment and Restatement agreement with its 2017 credit facility lenders. According to this agreement, the amended 2017 credit facility is payable in 19 equal quarterly installments of $7,703 beginning in April 2019 in addition to a balloon installment of $139,130, which is payable together with the final quarterly installment in the fourth quarter of 2023. All other terms and conditions remained unchanged.

During the six-month period ended June 30, 2019 the Partnership repaid the amount of $17,326 in line with the amortization schedule of its 2017 credit facility.

As of June 30, 2019 and December 31, 2018 the Partnership was in compliance with all financial debt covenants.

For the six-month periods ended June 30, 2019 and 2018, interest expense from continuing operations amounted to $8,426 and $8,715, respectively and the weighted average interest rate of the Partnership’s loan facilities was 6.0% and 5.2% respectively.

9. Financial Instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

(a) Fair value of financial instruments

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due to related parties, trade accounts payable and accrued liabilities, approximates their fair value. The fair value of long-term variable rate bank loan approximates the recorded value, due to its variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects its current assessed risk. The Partnership believes that the terms of its loan are similar to those that could be procured as of June 30, 2019. LIBOR rates are observable at commonly quoted intervals for the full term of the loan and accordingly the bank loan is considered Level 2 item in accordance with the fair value hierarchy.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Financial Instruments - Continued

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers. For the six-month periods ended June 30, 2019 and 2018 there were two customers that each accounted for more than 10% of the Partnership’s revenues from continuing operations for each period. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

10. Partners’ Capital

As of June 30, 2019 and December 31, 2018 the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2019	As of December 31, 2018 (adjusted for the March 2019 reverse split)
Common units	18,178,100	18,178,100
General partner units	348,570	348,570
Preferred units	—	12,983,333

Total partnership units	18,526,670	31,510,003

On March 27, 2019, in connection with the DSS Transaction, the Partnership effected a reverse split of its common and general partner units, reducing the number of common units issued and outstanding from 127,246,692 to 18,178,100 and the number of general partner units issued and outstanding from 2,439,989 to 348,570. In addition, the Partnership redeemed and retired all outstanding Class B Convertible Preferred Units at 100% of par value, translating into a redemption price of $116,850, and paid to Class B Convertible Preferred Units holders the pro-rata dividends for the period from January 1, 2019 to March 27, 2019, which amounted to $2,652. The difference between the carrying amount of Class B Convertible Preferred Units at the time of their redemption and their redemption price amounted to $6,344. The difference was considered as deemed dividends to preferred unit holders and was presented as income attributable to preferred unit holders in the Partnership’s unaudited condensed consolidated financial statements.

Details of the Partnership’s partner’s capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2018.

During the six-month periods ended June 30, 2019 and 2018, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	May 3, 2019	January 22, 2019	April 18, 2018	January 17, 2018
Common unit holders
Distributions per common unit declared (adjusted for the March 2019 reverse split)	0.315	0.315	0.56	0.56
Common units entitled to distribution (adjusted for the March 2019 reverse split )	18,178,100	18,178,100	18,178,100	18,178,100
General partner and IDR distributions	$110	$110	$195	$195
Preferred unit holders
Distributions per preferred unit declared	—	0.21375	0.21375	0.21375
Preferred units entitled to distribution	—	12,983,333	12,983,333	12,983,333

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11. Net Income Per Unit from continuing operations

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007 were distributed according to the terms of the Partnership’s Limited Partnership Agreement (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of “available cash”, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships and considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

The Partnership also considers whether the Partnership Agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. The Partnership also excluded the effect of the 12,983,333 Class B Convertible Preferred Units in calculating dilutive Earnings Per Unit (“EPU”) for the six-month periods ended June 30, 2019 and 2018, as they were anti-dilutive.

As of June 30, 2018 the Partnership excluded the effect of 77,857 (adjusted for the March 2019 reverse split) non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee. All awards vested on December 31, 2018.

The Partnership’s net income for the six-month periods ended June 30, 2019 and 2018 did not exceed the First Target Distribution Level of $1.6975 per unit per quarter, as such term is defined in the Partnership Agreement, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

BASIC and DILUTED	For the six-month periods ended June 30,
Numerators	2019	2018
Partnership’s net income from continuing operations	$15,265	$7,164
Less:
Preferred unit holders’ interest in Partnership’s net income from continuing operations	8,996	5,550
General Partner’s interest in Partnership’s net income from continuing operations	118	30
Partnership’s net income from continuing operations allocable to unvested units	—	7
Common unit holders’ interest in Partnership’s net income from continuing operations	$6,151	$1,577
Denominators
Weighted average number of common units outstanding, basic and diluted	18,178,100	18,100,241
Net income from continuing operations per common unit:
Basic and diluted	$0.34	$0.09

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited condensed consolidated financial statements.

(a)	Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charters, as of June 30, 2019 are:

For the twelve-month periods ended June 30,	Amount
2020	$106,263
2021	63,730
2022	53,564
2023	51,363
2024	53,564
Thereafter	33,722

Total	$362,206

(b)	Vessels’ Equipment Commitments

As of June 30, 2019 the Partnership has outstanding commitments for all of its vessels relating to the construction of exhaust gas cleaning systems and ballast water treatment systems.which are payable as follows:

For the twelve-month period ended June 30,	Amount
2020	$14,855
2021	4,830

Total	$19,685

13. Subsequent events

(a)

Dividends: On July 23, 2019, the board of directors of the Partnership declared a cash distribution of $0.315 per common unit for the second quarter of 2019, which will be paid on August 15, 2019 to unit holders of record on August 2, 2019.

(b)

Change of Manager: In August 2019 the Partnership completed the process of changing the manager of its vessels, from CSM to Capital-Executive Ship Management Corp. (“Capital-Executive”), a privately held company ultimately controlled by Mr. Miltiadis Marinakis. The agreement with Capital-Executive has the same terms and conditions of our floating fee management agreement with CSM. MV Cape Agamemnon will remain under the management of CSM under our floating fee management agreement with CSM.

(c)

CMA CGM Amazon settlement: In September 2019, one of the Partnership’s subsidiaries reached a settlement with the U.S. Department of Justice (“DOJ”) regarding the M/V CMA CGM Amazon for oil record book violations. Under the terms of the agreement, the subsidiary pled guilty to oil record book violations with respect to the M/V CMA CGM Amazon. The subsidiary shall pay a fine of up to $500 and was placed on probation for 30 months. If, during the term of probation, the subsidiary fails to adhere to the terms of the plea agreement, the DOJ may withdraw from the plea agreement and would be free to prosecute the subsidiary on all charges arising out of its investigation, including any charges dismissed pursuant to the terms of the plea agreement, as well as potentially other charges. The subsidiary is also required to implement an environmental compliance plan in connection with the settlement.